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                     [CLIFFORD CHANCE US LLP LETTERHEAD]

November 29, 2006

Securities and Exchange Commission
101 F Street, NE
Washington, D.C. 20549

Re:  Morgan Stanley Prime Income Trust
     Securities Act File No. 333-67701
     Post-Effective Amendment No. 10
     Investment Company Act File No. 811-5898
     AMENDMENT NO. 23

Dear Sir or Madam:

On behalf of Morgan Stanley Prime Income Trust, a Massachusetts business trust (the "Fund"), attached herewith for filing is the above-referenced Post-Effective Amendment No. 10 to the Fund's Registration Statement pursuant to Rule 486(b)(1)(iii) under the Securities Act of 1933, as amended (the "1933 Act"), and pursuant to the Investment Company Act of 1940, as amended (the "Amendment").

This filing is made pursuant to Rule 486(b)(1)(iii) under the 1933 Act for the purpose of extending the effective date of Post-Effective Amendment No. 8 to the Fund's Registration Statement. We anticipate filing a subsequent 486(b) filing to include all consents and opinions, responses to comments from the Staff, as well as any other required information, in anticipation of going automatically effective on or about December 15, 2006. No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Stuart M. Strauss at (212) 878-4931 or Allison M. Harlow at (212) 878-4988.

                                       Very truly yours,


                                       /s/ Stuart M. Strauss
                                       --------------------------------------
                                       Stuart M. Strauss